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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

FEB 2 7 2003

181

SEC FILE NUMBER
8-51322

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/02__ AND ENDING __12/31/02__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: _Alaska Capital Management Corp. dba Aurora Securities_

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 A Street, Suite 302

(No. and Street)

Anchorage (City)   _AK_ (State)   _99501_ (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cathie Straub   _907-273-6622_

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hanson, Douglas E

(Name – if individual, state last, first, middle name)

3400 Spenard Rd, Suite 6, Anchorage,   _AK_   _99503_

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 2 2003

FOR OFFICIAL USE ONLY	THOMSON FINANCIAL

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _Catherine M Straub_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Alaska Capital Management Corp dba Aurora Securities_ , as of _____, 20_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Financial Operations Officer
Title

Norma J. Huseman

Commission Notary Public
Expires 7-29-05

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N|A
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N|A
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. Report of Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

Financial Statements

Year Ended December 31, 2002

DOUGLAS E. HANSON

Certified Public Accountant

3400 SPENARD ROAD, SUITE 6
ANCHORAGE, ALASKA 99503
(907) 276-1710

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 201549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 AND ENDING DECEMBER 31, 2002
                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALE   **ALASKA CAPITAL MANAGEMENT CORPORATION**
                        dba AURORA SECURITIES

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:(Do not use P.O. Box No.)

1600 A Street, Suite 302
_____
                        (No. and Street)

Anchorage	**Alaska**	**99501-5148**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cathie Straub   **907-272-6622**
_____
                                              (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Douglas E. Hanson
_____
                (Name - if individual state last, first, middle name)

3400 Spenard Rd., Suite 6	**Anchorage**	**Alaska**	**99503**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
        X Certified Public Accountant
           Public Accountant
           Accountant not resident in United States or any of its possessions

_____
                         FOR OFFICIAL USE ONLY
_____

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accou
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5

SEC 1410 (3-91)

DOUGLAS E. HANSON

Certified Public Accountant

3400 SPENARD ROAD, SUITE 6
ANCHORAGE, ALASKA 99503
(907) 276-1710

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Alaska Capital Management Corporation
dba Aurora Securities
Anchorage, Alaska

We have audited the accompanying statement of financial condition of Alaska Capital Management Corporation, dba Aurora Securities as of December 31, 2002, and the related statements of operations, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alaska Capital Management Corporation, dba Aurora Securities at December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 12, 2003

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

Statement of Financial Condition

December 31, 2002

ASSETS

Current Assets:	
Cash	$ 21,877
Accounts receivable	4,062
Prepaid expenses	872
Total current assets	26,811
Organizational costs, net of amortization of of $8,694	2,899
Total assets	$ 29,710

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Income taxes payable	$ 833
Total current liabilities	833
Stockholders' equity:	
Common stock, par value $1 per share, authorized 1,000 shares; issued and outstanding 1,000 shares	$ 1,000
Additional paid in capital	23,000
Retained earnings	4,877
Total stockholders' equity	28,877
Total stockholders' equity and liabilities	$ 29,710

See accompanying notes to financial statements.

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

Statement of Operations

For the Year Ended December 31, 2002

Revenue:	
Commission income	$ 78,197
Interest income	18
Total revenue	78,215
Expenses:	
Commissions (note 2)	66,500
Regulatory fees and licenses	1,003
Amortization of organizational costs	2,319
Legal and accounting	2,911
Insurance	693
Office expenses	295
Other	372
Total expenses	74,093
Net income before taxes	4,122
Provision for income taxes:	
Income taxes (note 3)	697
Net income	$ 3,425

See accompanying notes to financial statements.

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2002

	Common Stock	Paid-in Capital	Retained Earnings
Balance at December 31, 2001	$ 1,000	23,000	1,452
Net income for 2002	-	-	3,425
Balance at December 31, 2002	$ 1,000	23,000	4,877

See accompanying notes to financial statements.

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

Statement of Cash Flows

For the Year Ended December 31, 2002

Cash Flows from Operating Activities:

Net income	$ 3,425
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Amortization	2,318
Increase in accounts receivable	(3,198)
Decrease in prepaid expenses	424
Increase in taxes	560
Net cash provided by operating activites	3,529
Cash at beginning of year	18,348
Cash at end of year	$ 21,877

See accompanying notes to financial statements.

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

Notes to Financial Statements

December 31, 2002

1. Summary of Significant Accounting Policies

Alaska Capital Management Corporation, dba Aurora Securities
(Company) is a registered securities broker dealer. The
Company was incorporated in Alaska on April 26, 1989. The
Company was formed to offer a broad range of investment
management services for the investing public within and
without Alaska.

Basis of Accounting
The accompanying financial statements are prepared on an
accrual basis of accounting.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a
maturity of three months or less when purchased to be cash
equivalents.

Revenue Recognition
Income is recognized as revenue when all significant services
have been rendered.

Use of Estimates
The preparation of financial statements in conformity with
generally accepted accounting principles requires management
to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could
differ from those estimates.

Income Taxes
The Company utilizes the asset and liability method of accounting for income taxes, as set forth in Statement of
Financial Accounting Standards No. 109 (FAS 109), "Accounting
for Income Taxes". This method requires the recognition of
deferred tax assets and liabilities for the expected future
consequences of events that have been recognized in the
Company's financial statements or income tax returns.
Deferred income taxes arise primarily from the recognition of
income and expense on the cash basis for tax purposes.

Amortization of Organizational Costs
Organizational costs are amortized on the straight-line basis
over a period of five years.

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

Notes to Financial Statements

2. Related Party Transactions
   The Company paid $66,500 in commissions to the major share-
   holder in exchange for services rendered.

3. Income Taxes
   Income taxes are computed as follows:

Expected tax	$ 659
State tax, net of federal tax benefit	38
Income tax expense	$ 697

   The components of the provision for income taxes are as
   follows:

	Current	Deferred	Total
Federal taxes	$ 178	475	653
State taxes	12	32	44
Total	$ 190	507	697

SCHEDULE OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

December 31, 2002

The Company had no liabilities which were subordinated to claims
of general creditors as of December 31, 2002, and for the year
then ended.

SCHEDULE II

SCHEDULE OF NET CAPITAL

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

BROKER OR DEALER

As of
12/31/2002

1. Total ownership equity from Statement
    of Financial Condition $ 28,877
2. Deduct ownership equity not allowable
    for Net Capital   -
3. Total ownership equity qualified for
    Net Capital $ 28,877
4. Add:
    A. Liabilities subordinated to claim
        of general creditors allowable in
        computation of Net Capital   -
    B. Other (deductions) or Allowable credits
        (List)   -
5. Total capital and allowable subordinated
    liabilities $ 28,877
6. Deductions and/or charges:
    A. Total non-allowable assets from
        Statement of Financial Condition   3,771
    B. Secured demand note deficiency   -
    C. Commodity futures contracts and
        spot commodities proprietary
        capital charges   -
    D. Other deductions and/or charges   -   (3,771)
7. Other additions and/or allowable credits
    (List)   -
8. Net capital before haircuts on security
    positions $ 25,106
9. Haircuts on securities (computed, where
    applicable, pursuant to 15c3-1(f):
     A. Contractible securities commitments   -
     B. Subordinated securities borrowings   -
     C. Trading and investment securities:
         1. Exempted securities   -
         2. Debt securities   -
         3. Options   -
         4. Other securities   -
     D. Undue concentrations   -
     E. Other (List)   -   -

10. Net Capital $ 25,106
                                                        ======

The difference between the above computation of Net Capital and
the Company's computation included in Part IIA of the Form
x-17a-5(a) as of December 31, 2002 is due to the accrual of
$4,062 in accounts receivable and $833 in income taxes payable.

SCHEDULE III

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

December 31, 2002

There are no amounts as of December 31, 2002 to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive privisions of rule 15c3-3 under paragraph (k)(1), and thus is exempt from the provisions of rule 15c3-3.

SCHEDULE IV

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

December 31, 2002

This schedule is not applicable as of December 31, 2002, since the Company did not hold funds or securities for the account of its customers.

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

Report on Internal Control Required
by SEC Rule 17a-5

February 12, 2003

DOUGLAS E. HANSON

Certified Public Accountant

3400 SPENARD ROAD, SUITE 6
ANCHORAGE, ALASKA 99503
(907) 276-1710

DOUGLAS E. HANSON

Certified Public Accountant

3400 SPENARD ROAD, SUITE 6
ANCHORAGE, ALASKA 99503
(907) 276-1710

Board of Directors
Alaska Capital Management Corporation
dba Aurora Securities
Anchorage, Alaska

In planning and performing our audit of the financial statements
of Aurora Securities (the Company) for the year ended December
31, 2002, we considered its internal control, including control
activities for safeguarding securities, in order to determine our
auditing procedures for the purpose of expressing our opinion on
the financial statements and not to provide assurance on internal
control.

Also, as required by rule 17a-5(g)(1) of the Securities and
Exchange Commission (SEC), we have made a study of the practices
and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered
relevant to the objectives stated in rule 17a-5(g), in the fol-
lowing:

1. Making the periodic computations of aggregate indebtedness
   (or aggregate debits) and net capital under rule 17a-3(11)
   and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verif-
   ications and comparisons, and the recordation of differences
   required by rule 17a-13

3. Complying with the requirements for prompt payment for
   securities under Section 8 of Federal Reserve Regulation T
   of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of
   all fully paid and excess margin securities of customers as
   required by rule 15c-3-3.

The management of the Company is responsible for establishing and
maintaining internal control and the practices and procedures
referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required
to assess the expected benefits and related costs of controls,
and of the practices and procedures referred to in the preceding
paragraph, and to assess whether those practices and procedures
can be expected to achieve the SEC's abovementioned objectives.
Two of the objectives of internal control and the practices and
procedures are to provide management with reasonable but not
absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or
disposition, and that transactions are executed in accordance
with management's authorization and recorded properly to permit

the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the
preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur
and not be detected. Also, projection of any evaluation of them
to future periods is subject to the risk that they may become
inadequate because of changes in conditions or that the effec-
tiveness of their design and operation may deteriorate. Our
consideration of internal control would not necessarily disclose
all matters in internal control that might be material weakness
is a condition in which the design or operation of the specific
internal control components does not reduce to a relatively low
level the risk that error or fraud in amounts that would be
material in relation to the financial statements being audited
may occur and not be detected within a timely period by employees
in the normal course of performing their assigned functions.
However, we noted no matters involving internal control, including control activities for safeguarding securities, that we
consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the
objectives referred to in the second paragraph of this report are
considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regula-
tions, and that practices and procedures that do not accomplish
such objectives in all material respects indicate a material
inadequacy for such purposes. Based on this understanding and on
our study, we believe that the Company's practices and procedures
were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use by the
Board of Directors, management, the SEC, and other regulatory
agencies that rely on Rule 17a-5(g) under the Securities Exchange
Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone
other that these specified parties.

February 12, 2003